SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ANSYS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

03662Q105

(CUSIP Number)

Thomas R. Stephens

Bartlit Beck Herman Palenchar & Scott LLP

1899 Wynkoop, Suite 800

Denver, Colorado 80202

(303) 592-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. _

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 03662Q105

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Willis Stein & Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	140,567
	8.	Shared Voting Power
	9.	Sole Dispositive Power	140,567
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	140,567

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0.4%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 03662Q105

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Willis Stein & Partners Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	149,559
	8.	Shared Voting Power
	9.	Sole Dispositive Power	149,559
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	149,559

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0.4%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 03662Q105

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Willis Stein & Partners Management II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	149,559
	8.	Shared Voting Power
	9.	Sole Dispositive Power	149,559
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	149,559

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0.4%

14.	Type of Reporting Person (See Instructions)	OO

Items 5, 6 and 7 of the statement on Schedule 13D relating to the Common Stock, $0.01 par value per share (the “Shares”) of ANSYS, Inc., a Delaware corporation (“ANSYS”) previously filed by (i) Willis Stein & Partners II, L.P., a Delaware limited partnership (“Fund II”), by virtue of its direct ownership of Shares, (ii) Willis Stein & Partners Management II, L.P., a Delaware limited partnership (the “Fund II General Partner”), by virtue of being the sole general partner of Fund II, and (iii) Willis Stein & Partners Management II, LLC, a Delaware limited liability company, by virtue of being the sole general partner of the Fund II General Partner, are hereby amended.

Item 5. Interest in Securities of the Issuer

No change except for the addition of the following:

(a) Fund II directly owns 140,567 Shares (less than 1% of the 38,546,240 outstanding Shares as of November 14, 2006, according to information obtained from ANSYS), Willis Stein & Partners Dutch, L.P. directly owns 8,992 Shares (less than 1% of the outstanding Shares), Willis Stein & Partners III, L.P. directly owns 74,266 Shares (less than 1% of the outstanding Shares), Willis Stein & Partners Dutch III-A, L.P. directly owns 2,236 Shares (less than 1% of the outstanding Shares), Willis Stein & Partners Dutch III-B, L.P. directly owns 2,236 Shares (less than 1% of the outstanding Shares), and Willis Stein & Partners III-C, L.P. directly owns 644 Shares (less than 1% of the outstanding Shares). All such Shares are held in escrow pursuant to the terms of the Merger Agreement previously described in this statement.

(c) During the past 60 days, the partnerships described in Item 5(a) above effected the following sales of Shares in transactions consummated on the New York Stock Exchange:

Date	Name	Shares Sold	Price
November 7, 2006	Willis Stein & Partners II, L.P.	8,258	$49.93
November 7, 2006	Willis Stein & Partners Dutch, L.P.	528	$49.93
November 7, 2006	Willis Stein & Partners III, L.P.	4,362	$49.93
November 7, 2006	Willis Stein & Partners Dutch III-A, L.P.	131	$49.93
November 7, 2006	Willis Stein & Partners Dutch III-B, L.P.	131	$49.93
November 7, 2006	Willis Stein & Partners III-C, L.P.	38	$49.93
November 8, 2006	Willis Stein & Partners II, L.P.	15,350	$49.71
November 8, 2006	Willis Stein & Partners Dutch, L.P.	982	$49.71
November 8, 2006	Willis Stein & Partners III, L.P.	8,110	$49.71
November 8, 2006	Willis Stein & Partners Dutch III-A, L.P.	244	$49.71
November 8, 2006	Willis Stein & Partners Dutch III-B, L.P.	244	$49.71
November 8, 2006	Willis Stein & Partners III-C, L.P.	70	$49.71
November 9, 2006	Willis Stein & Partners II, L.P.	12,795	$49.63
November 9, 2006	Willis Stein & Partners Dutch, L.P.	819	$49.63
November 9, 2006	Willis Stein & Partners III, L.P.	6,761	$49.63
November 9, 2006	Willis Stein & Partners Dutch III-A, L.P.	204	$49.63
November 9, 2006	Willis Stein & Partners Dutch III-B, L.P.	204	$49.63
November 9, 2006	Willis Stein & Partners III-C, L.P.	59	$49.63
November 10, 2006	Willis Stein & Partners II, L.P.	15,350	$49.36
November 10, 2006	Willis Stein & Partners Dutch, L.P.	982	$49.36

November 10, 2006	Willis Stein & Partners III, L.P.	8,110	$49.36
November 10, 2006	Willis Stein & Partners Dutch III-A, L.P.	244	$49.36
November 10, 2006	Willis Stein & Partners Dutch III-B, L.P.	244	$49.36
November 10, 2006	Willis Stein & Partners III-C, L.P.	70	$49.36
November 16, 2006	Willis Stein & Partners II, L.P.	2,057,070	$48.125
November 16, 2006	Willis Stein & Partners Dutch, L.P.	131,593	$48.125
November 16, 2006	Willis Stein & Partners III, L.P.	1,086,821	$48.125
November 16, 2006	Willis Stein & Partners Dutch III-A, L.P.	32,724	$48.125
November 16, 2006	Willis Stein & Partners Dutch III-B, L.P.	32,724	$48.125
November 16, 2006	Willis Stein & Partners III-C, L.P.	9,424	$48.125

Shares sold on November 16, 2006 were sold to Goldman, Sachs & Co. in connection with an underwritten public offering of Shares. The information contained in Item 6 of this statement with respect to the Underwriting Agreement is hereby incorporated by this reference.

(e) On November 16, each of the reporting persons ceased to be a beneficially owner of more than 5% of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change except for the addition of the following:

Pursuant to an Underwriting Agreement dated as of November 16, 2006 among ANSYS, Goldman, Sachs & Co. and each of the partnerships described in Item 5(a) above (the “Underwriting Agreement”), each of such partnerships sold the Shares reported in Item 5(c) as being sold on November 16, 2006, to Goldman, Sachs & Co. at a price of $$48.125 per Share in connection with an underwritten secondary offering of Shares. The foregoing summary of the Underwriting Agreement is qualified by the text of the Underwriting Agreement, which is attached to this statement as Exhibit 4 and incorporated by reference.

Item 7. Exhibits

No change except for the addition of the following:

Exhibit 4

Underwriting Agreement dated as of November 16, 2006 among ANSYS, Goldman, Sachs & Co., Willis Stein & Partners II, L.P., Willis Stein & Partners III, L.P., Willis Stein & Partners Dutch, L.P., Willis Stein & Partners Dutch III-A, L.P., Willis Stein & Partners Dutch III-B, L.P., and Willis Stein & Partners III-C, L.P., incorporated by reference to Exhibit 10.1 to ANSYS’ Current Report on Form 8-K dated as of November 20, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2006

/s/ Daniel H. Blumenthal

Daniel H. Blumenthal, as Managing Partner of Willis Stein & Partners Management II, LLC, general partner Willis Stein & Partners Management II, L.P., general partner of Willis Stein & Partners II, L.P.